Exhibit 99.1

Pembina Pipeline Corporation Reports Voting Results from Annual and Special Meeting and Announces May 2013 Dividend

CALGARY, May 13, 2013 /CNW/ - Pembina Pipeline Corporation ("Pembina" or the "Company") (TSX: PPL; NYSE: PBA) reported the voting results from its Annual and Special Meeting of shareholders held May 10, 2013 in Calgary, Alberta (the "Meeting"). Each of the matters voted upon at the Meeting is discussed in detail in the Company's Management Information Circular dated March 28, 2013 and is available on the Company's website under "Investor Centre" at www.pembina.com.

A total of 163,446,443 common shares representing 53.24 percent of the Company's issued and outstanding shares were voted in person and by proxy in connection with the meeting. The voting results for each matter presented at the annual meeting are provided below:

1. Election of Directors

The following nine nominees were appointed as directors of Pembina to serve until the next annual meeting of shareholders of the Company, or until their successors are elected or appointed:

Nominee	Percentage of Votes in Favour
Grant D. Billing	98.92
Thomas W. Buchanan	82.94
Allan L. Edgeworth	99.40
Randall J. Findlay	98.40
Lorne B. Gordon	97.07
David M.B. LeGresley	99.34
Robert B. Michaleski	99.23
Leslie A. O'Donoghue	98.96
Jeffrey T. Smith	98.96

2. Appointment of Auditors

The appointment of KPMG LLP, Chartered Accountants, to serve as the auditors of the Company until the close of the next annual meeting, at remuneration to be fixed by the directors on the recommendation of the Audit Committee, was approved by show of hands.

3. Acceptance of Company's Approach to Executive Compensation

On an advisory basis and not to diminish the role and responsibility of the board of directors, the approach to executive compensation disclosed in Pembina's Management Information Circular was approved with 96.45 percent of votes cast in favour.

4. Authorize an Amendment to Pembina's Articles to Create New Class of Preferred Shares

A special resolution authorizing an amendment to Pembina's articles to create a new class of preferred shares designated as "Class A Preferred Shares" was approved with 93.98 percent of votes cast in favour.

5. Authorize an Amendment to Pembina's Articles with Respect to Internal Preferred Shares

A special resolution authorizing an amendment to Pembina's articles to change the designation and terms of its existing internal preferred shares was approved with 94.22 percent of votes cast in favour.

6. Authorize an Amendment to Pembina's Articles to Increase Maximum Number of Directors

An amendment to the Company's articles to increase the maximum number of directors of Pembina from 11 to 13 was approved with 96.99 percent of votes cast in favour.

7. Continuation and Approval of Shareholder Rights Plan

The continuing, and amending and restating of Pembina's shareholder rights plan agreement was approved with 95.95 percent of votes cast in favour.

Additional details in respect the Meeting's voting results can be found on Pembina's profile at www.sedar.com and www.sec.gov.

May Dividend

The Board of Directors of Pembina has declared a May 2013 cash dividend of $0.135 per share to be paid, subject to applicable law, on June 14, 2013 to shareholders of record on May 25, 2013. This dividend is designated an "eligible dividend" for Canadian income tax purposes. For non-resident shareholders, Pembina's dividends are considered "qualified dividends" and are subject to Canadian withholding tax.

For shareholders receiving their dividends in U.S. funds, the May 2013 cash dividend will be approximately U.S.$0.134 per share (before deduction of any applicable Canadian withholding tax) based on a currency exchange rate of 0.9893. The actual U.S. dollar dividend will depend on the Canadian/U.S. dollar exchange rate on the payment date and will be subject to applicable withholding taxes.

Confirmation of Record Date Policy

Pembina pays cash dividends in Canadian dollars on a monthly basis to shareholders of record on the 25th calendar day of each month (except for the December record date, which is December 31st), as and when determined by the Board of Directors. Should the record date fall on a weekend or a statutory holiday, the effective record date will be the previous business day.

About Pembina

Calgary-based Pembina Pipeline Corporation is a leading transportation and midstream service provider that has been serving North America's energy industry for nearly 60 years. Pembina owns and operates: pipelines that transport conventional and synthetic crude oil and natural gas liquids produced in western Canada; oil sands, heavy oil and diluent pipelines; gas gathering and processing facilities; and, an oil and natural gas liquids infrastructure and logistics business. With facilities strategically located in western Canada and in natural gas liquids markets in eastern Canada and the U.S., Pembina also offers a full spectrum of midstream and marketing services that span across its operations. Pembina's integrated assets and commercial operations enable it to offer services needed by the energy sector along the hydrocarbon value chain.

SOURCE: Pembina Pipeline Corporation

%CIK: 0001546066

For further information:

Investor Relations
Hayley Nelson
(403) 231-3156
1-855-880-7404
e-mail: investor-relations@pembina.com
www.pembina.com

CO: Pembina Pipeline Corporation

CNW 16:45e 13-MAY-13